Exhibit 1

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Mark Jones
Zintel Public Relations	Global Consulting Group
matthew@zintelpr.com	mjones@hfgcg.com
310.574.8888	646.284.9414

      FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Reports First Quarter
2005 Financial Results

Record First Quarter Revenues of $20.34 Million, Representing 20.5% Growth Year-
Over-Year

NEW YORK and TEL AVIV, ISRAEL, April 21, 2005 – Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), a global provider of Software Digital Rights Management (DRM) and Enterprise Security solutions, today announced financial results for the first quarter of fiscal year 2005 ended March 31, 2005.

Revenues for the first quarter of 2005 increased 20.5 percent to $20.34 million from $16.88 million for the same period in 2004. The increase in revenues was at the high end of the upwardly revised guidance range provided by management on April 5. Aladdin continued to experience double digit year-over-year growth rates in both of the Company’s operating segments, Software DRM and Enterprise Security. Software DRM revenues for the first quarter increased 12.6 percent to $14.39 million from $12.79 million in the same period in 2004. Enterprise Security revenues for the first quarter of 2005 increased 45.3 percent to $5.94 million from $4.09 million in the same period in 2004.

Net income for the first quarter of 2005 was $1.23 million, or $0.10 per basic share and $0.09 per diluted share. Net income for the quarter was impacted by a $2.00 million one-time charge recorded by the Company to settle a patent lawsuit as reported in the Company’s April 11 press release. The one-time charge reduced net income per basic and diluted share by $0.15 and $0.14, respectively. In addition, operating expenses during the first quarter of 2005 included legal expenses, related to the lawsuit, of $730,000. There will be no ongoing license or other fees payable by Aladdin in connection with the settlement. Net income for the first quarter of 2004 was $1.75 million or $0.15 per basic and $0.14 per diluted share.

Cash, cash equivalents and marketable securities totaled $70.57 million at March 31, 2005, up $44.66 million from $25.91 million reported at the end of 2004. The increase was mainly due to the receipt of $39.12 million in net proceeds after deducting underwriting discounts and offering expenses, following the successful completion of the Company’s offering of ordinary shares which closed on March 30, 2005 and positive cash flow from operations during the first fiscal quarter 2005 of $4.67 million.

Yanki Margalit, Chairman and CEO of Aladdin Knowledge Systems said, “Aladdin commenced 2005 on a very solid footing. Our financial results across both core operating units continue to be strong, with another quarter of record revenues driven by double-digit growth in our Software DRM and Enterprise Security segments. The level of demand for protection against major IT security threats is undiminished.”

During the quarter we successfully completed our secondary offering, raising funds to further expand our core business segments. We continue to invest in leading edge security technologies and new product development to fuel our organic growth initiatives as well as strengthen our relationships with major business technology and OEM partners as they integrate Aladdin technology or solutions into their own growing product offerings. With ample capital and no outstanding debt, Aladdin is well positioned to leverage strategic opportunities in the IT security market worldwide, in turn expanding our market share and strengthening our ability to deliver security solutions which protect digital assets and enable secure e-business.”

Financial and Operating Highlights

—	Record quarterly revenues of $20.34 million.

—	Aladdin successfully completed an offering of 2,000,000 ordinary shares at a price of $21.45 per share on March 30, 2005. Subsequent to the sale, the underwriters exercised the over-allotment option to purchase 300,000 additional shares from selling shareholders. Net proceeds from the offering, after deducting underwriting discounts and offering expenses, were $39.12 million.

—	Aladdin deepened its distribution channel, entering into an agreement with Securematics Inc., a specialty security distributor, to distribute eSafe and eToken products throughout North America.

Product Highlights

—	Software Security (DRM)

š	New Territories, Inc., a leading supply chain management solutions provider to software publishers, implemented HASP SL to securely distribute and license its customers’software solutions through both electronic software distribution and physical distribution.

—	eSafe® Integrated Proactive Content Security Solution

š	Aladdin partnered with Israeli-based G-Connect Ltd. to offer managed, value-added, tiered content security services to Internet Service Providers.

š	Aladdin announced that eSafe proactively identified and protected eSafe clients against new Win32.Serflog.a and Win32.Kelvir.a viruses.

š	The Boston Celtics, a National Basketball Association franchise, selected Aladdin eSafe as a comprehensive solution to provide anti-virus Web security and spyware protection for the team’s administration.

š	Energis, a leading U.K.-based Internet and telecom services provider, chose Aladdin eSafe to protect it from the entry of malicious content, including spam.

—	eToken™ User Authentication Solution

š	Aladdin announced the introduction of secure eToken-based provisioning for the Cisco Systems, Inc. (“Cisco”) next generation integrated services routers. The Aladdin eToken USB Key and Token Management System increases security and reduces provisioning costs by enabling device authentication and simplifying the deployment and secure configuration of Cisco routers.

š	Aladdin licensed two USB token patents to RSA Security Inc. (“RSA”), allowing Aladdin’s USB-based token technology to be integrated into solutions from RSA.

š	Aladdin announced general availability of its eToken One Time Password (“OTP”) authentication solution. Using Aladdin’s smartcard-based hybrid (NG-OTP) token, the solution enables secure access to organizational networks and applications, either through a USB connection or a randomly generated OTP.

š	Aladdin announced the general availability of its upgraded Token Management System (version 1.1), enabling enterprise-wide management of tokens and related security solutions.

For further information on product highlights, please refer to the press room on the Company’s Web site which can be found at http://www.Aladdin.com/about/pressroom.asp.

Future Business Outlook

Aladdin continues to provide a business outlook on a quarterly basis. The Company undertakes no obligation to update its estimates. Based on current business activities and general economic conditions, Aladdin’s management believes revenues for the second quarter of fiscal 2005 will be in the range of $19.8 million to $20.4 million and basic and diluted earnings per share are expected to be in the range of $0.20 to $0.24. By comparison, the Company reported $16.52 million in revenue and basic and diluted earnings per share of $0.17 and $0.16, respectively in the second quarter of 2004.

Earnings Teleconference

The Company will hold a teleconference today, April 21st, at 9:00 a.m. EDT to discuss the quarterly results. To participate in the call, please dial (800) 399-0427 in North America, or +1 (706) 643-1624 internationally, approximately five minutes prior to the scheduled call start time. The call is being simultaneously Web cast and can be accessed on the Aladdin Web site at www.Aladdin.com. Please visit the Web site at least 15 minutes prior to the scheduled call time to register for the Web cast and download any necessary audio software.

A replay of the call can also be accessed via telephone from 11:00 a.m. EDT on April 21st through 11:59 p.m. on April 29th by calling (800) 642-1687 in North America, or +1 (706) 645-9291 internationally, and entering the following access code: 5378877. A Web cast replay of the call will also be made and can be accessed on the Aladdin Web site at www.Aladdin.com.

About Aladdin Knowledge Systems

Aladdin (NASDAQ: ALDN) is a global provider of security solutions that reduce software theft, authenticate network users and protect against unwanted Internet and e-mail content, including spam and viruses. Its security products are organized into two segments: Software Digital Rights Management (DRM) and Enterprise Security. Aladdin’s Software DRM products allow software publishers to limit revenue loss from software theft and piracy. Its Enterprise Security solutions enable organizations to secure their information technology assets by controlling who has access to their networks(authentication) and what content their users can utilize (content security). Visit the Aladdin Web site at www.Aladdin.com.

Safe Harbor Statement

Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the loss of market share, changes in the competitive landscape and other factors over which the company has little or no control.

(Tables Follow)

Aladdin Knowledge Systems Ltd.
Consolidated Statement of Income
(U.S. dollars, in thousands – except for per-share amount)

	Three months period ended March 31

	2005	2004

Revenues:
Software DRM	14,393	12,788
Enterprise Security	5,943	4,089
Total Revenues	20,336	16,877

Cost of Revenues	4,365	3,588
Gross Profit	15,971	13,289

Research & development	2,903	3,078
Selling & marketing	6,465	5,814
General & administrative	3,038	2,557
One time lawsuit charge	2,000	-

Total operating expenses	14,406	11,449

Operating income	1,565	1,840
Financial income (expenses), net	(284)	89
Other (expenses) income, net	18	(30)

Income before taxes	1,299	1,899

Taxes on income	69	151

Net income	1,230	1,748

Basic earnings per share	0.10	0.15
Diluted earnings per share	0.09	0.14

Weighted average number of shares
outstanding for Basic EPS	12,370	11,632
Weighted average number of shares
outstanding for Diluted EPS	13,134	12,869

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Balance Sheets
(U.S. dollars, in thousands)

	March 31,	December 31,
	2005	2004

Assets
Current assets:
Cash & cash equivalents	32,449	17,313
Marketable securities	38,123	8,598
Trade receivable, net of allowance for
doubtful accounts	13,029	12,637
Other accounts receivable	4,593	4,319
Inventories	6,852	5,788
Total current assets	95,046	48,655

Severance pay fund	2,508	2,357

Fixed assets, net	2,602	2,234

Other long term assets, net	17,581	17,648

Total Assets	117,737	70,894

Liabilities and shareholders' equity
Current liabilities:
Trade payables	5,642	3,546
Deferred revenues	4,923	4,793
Other current liabilities	9,687	5,989
Total current liabilities	20,252	14,328

Accrued severance pay	3,322	3,129

Shareholders' Equity	94,163	53,437

Total Liabilities and shareholders' equity	117,737	70,894